CONTACT:

Jane F. Casey
Chief Financial Officer
(203) 661-1926, ext. 6619

Susan Flinn
Investor Relations
(203) 661-1926, ext. 6630

BLYTH, INC. REPORTS 1st QUARTER 2015 SALES AND EARNINGS

GREENWICH, CT, USA, May 5, 2015: Blyth, Inc. (NYSE: BTH), a direct-to-consumer company and leading designer and marketer of candles and accessories for the home and health, wellness and beauty products, household convenience items and personalized gifts sold through the direct selling and direct marketing channels, today reported sales and earnings for the first quarter of 2015.

Net sales for the three months ended March 31, 2015 decreased approximately 12% to $103.7 million from $118.2 million for the comparable prior year period. Sales for the quarter were negatively impacted by the strengthening U.S. Dollar, particularly against the euro, by approximately 9%, or $10.7 million.

Commenting on the first quarter results, Robert B. Goergen, Jr., Chief Executive Officer noted, "While our Catalog & Internet segment sales gained over the prior year period, our Candles & Home Decor segment sales were negatively affected by the increasing strength of the U.S. dollar versus the euro, as well as the lower number of independent sales Consultants. Absent the adverse currency impact, we experienced year-over-year sales growth in all of our emerging markets as well as in several of our mature markets, including Germany, Austria, the U.K. and Australia."

Mr. Goergen also noted, "As the global economy remains uneven and the strong dollar mutes our global profit contribution, our operating profit was anticipated to decline versus last year; thus, we initiated ambitious restructuring and gross margin improvement programs that should benefit profitability going forward. In the first quarter we announced the successful migration of all candle production to our Batavia, Illinois facility, which we anticipate will result in annualized savings of $8.0 million. We also announced that the Greenwich corporate headquarters will be relocated to Plymouth, MA, and occupy space in a building owned by PartyLite. The one-time costs of the move of our headquarters, to be incurred in 2015, including severance, outplacement and relocation expenses, will be approximately $2.1 million."

Turning to Blyth's Catalog & Internet business, Silver Star Brands, Mr. Goergen said, "The first quarter increase in revenue is promising. The Native Remedies® brand of herbal dietary supplements and homeopathic products, acquired in early 2015, is integrating seamlessly into our existing business. In addition to growing our health, wellness and beauty segment, we are creating opportunities for our home decor business. Our Exposures® brand recently announced a partnership with celebrity event stylist David Tutera on a chic collection of home decor."

Blyth’s operating loss for the first quarter was $9.1 million this year versus $0.1 million last year. During the first quarter, the Company recorded restructuring and impairment charges of $2.5 million at PartyLite's manufacturing plant in Cumbria, U.K. related to the consolidation of candle production into one Global Center of Manufacturing Excellence, in Batavia, Illinois. The Company also recorded charges of $0.6 million for the integration of Native Remedies, a brand acquired during the first quarter under the Silver Star Brands umbrella. Excluding these charges, first quarter operating loss this year was $6.0 million versus $0.1 million last year. A stronger U.S. dollar negatively impacted the operating loss for the first quarter by approximately $1.0 million.

Net Loss Attributable to Blyth, Inc. was $12.5 million for the three months ended March 31, 2015 compared to a loss of $2.8 million in the prior year period. Diluted Net Earnings per Share Attributable to Blyth, Inc. were a loss of $0.77 per share for the three months ended March 31, 2015 compared to $0.17 per share in the prior year period. During the respective first quarters, the Company recorded the following after-tax charges per share:

•	Charges of $0.10 related to the aforementioned restructuring and impairment at PartyLite's U.K. manufacturing plant this year,

•	charges of $0.03 this year for the integration of Native Remedies,

•	expenses of $0.04 this year for fees associated with the modification of Senior Notes, including accelerated amortization of previously deferred transaction costs and a redemption premium, and

•	a loss from discontinued operations for ViSalus of $0.13 last year.

Normalized earnings from continuing operations were a loss of $9.7 million, or $0.60 per share, in this year's first quarter versus a loss of $0.7 million, or $0.04 per share, in the comparable period last year.

Management will conduct an informal Question and Answer session on a conference call May 14, 2015 at 2:00 p.m. Eastern time. The dial-in number is 855-209-8210, international participants use 412-542-4119. The webcast link is http://www.videonewswire.com/event.asp?id=102317. The call will be archived on www.blyth.com.

The summary reconciliation of unaudited Generally Accepted Accounting Principles (GAAP) earnings and earnings per share to Non-GAAP earnings and earnings per share presented in the attached table and the discussion of segment operating loss excluding certain items are included as additional references to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP. In presenting comparable results, the Company discloses non-GAAP financial measures when it believes such measures will be useful to investors in evaluating the Company’s underlying business performance. Management internally reviews the results of the Company excluding the impact of certain items as it believes that these non-GAAP financial measures are useful for evaluating the Company’s core operating results and facilitating comparison across reporting periods.

2015 First Quarter Segment Performance

In the Candles & Home Décor segment, PartyLite sales were $65.7 million in the first quarter versus $80.9 million for the same period last year, a decline of 19%. This decline reflects the 7% year-over-year decline in independent sales Consultants to approximately 43,000 and the relative strength of the U.S. dollar versus the euro, which averaged an 18% increase over the prior year's first quarter. PartyLite’s European sales during the quarter decreased 3% in local currency, or 20% in U.S. dollars. PartyLite’s European active independent sales Consultants totaled approximately 25,500 at the end of the first quarter, a 6% decline from the year-earlier period. PartyLite’s North American sales, comprised of the U.S. and Canada, declined 22% versus the prior year period. Active North American independent sales Consultants totaled approximately 12,500 at the end of the first quarter versus approximately 14,500 at the end of last year’s comparable quarter. PartyLite’s Australian sales, at $4.1 million, declined 6%, reflecting the strength of the U.S. dollar; sales in local currency, however, increased 7% year-over-year, consistent with the 7% growth in active independent sales Consultants which totaled approximately 2,900 versus 2,700 at the end of 2014’s first quarter.

First quarter operating loss for the Candles & Home Décor segment was $6.3 million versus operating profit of $1.2 million in last year’s first quarter. Excluding this year's impairment and restructuring charges at PartyLite's Cumbria, U.K. manufacturing facility of $2.5 million, and allocated corporate expenses of $2.2 million this year and $2.9 million last year, PartyLite’s operating loss was $1.6 million this year versus profit of $4.1 million last year.

Commenting on the performance of the Candles & Home Décor segment, Robert B. Goergen, Jr., Chief Executive Officer of Blyth and President, PartyLite Worldwide said, “In Europe, sales declined 3% in local currency while the Consultant base declined 6%. While changes in sales and in the Consultant base usually track closely together, we believe that the first quarter differential is a positive indicator, reflecting both growth in leadership and increased Consultant productivity. Consultant count increased in our emerging markets of Italy, Poland, Czech Republic and Slovakia; and, while year-over-year Consultant count declined in our mature markets, the decline during the first quarter was at a lesser rate in every market when compared to 2014's first quarter. In addition, eCommerce sales experienced growth in the quarter. While European profits declined versus last year, the steps taken to close the Cumbria U.K. candle manufacturing plant and move all candle production to our Batavia, Illinois Global Center of Manufacturing Excellence are already showing a reduction in cost and building a platform for improving profitability worldwide."

Turning to North America, Mr. Goergen continued, both Consultant count and sponsorships were down in the first quarter, which led to the decline in sales and in turn, a decline in profits. However, similar to the positive trend noted in Europe, we are encouraged by an even stronger result in quarterly North American leadership growth. In both the U.S. and Canadian markets, we experienced more new leaders at many levels of leadership, with year-over-year leader growth at 20%. Moreover, North American leadership grew 11% during the first quarter versus a 6% decline during the comparable prior year period. In addition, we have established compelling new incentives in the second quarter which, along with new product initiatives, are expected to have a positive impact on sales later this year."

In the Catalog & Internet segment, first quarter net sales increased 2% to $38.0 million from the prior year’s level of $37.4 million. The year-over-year increase reflected sales of Native Remedies, partially offset by differences in fiscal periods which excluded the strong post-holiday week in 2015’s first quarter. Operating loss in the first quarter in this segment was $2.8 million this year versus $1.4 million last year. Excluding integration costs for Native Remedies of $0.6 million and allocated corporate expenses of $1.1 million both this year and last year, Silver Star Brands’ operating loss was $1.1 million this year versus $0.2 million last year. Increased outbound freight rates as well as unanticipated costs related to the recent West Coast port slowdown negatively affected profitability due to higher order cancellations and the additional shipping costs related to backorders.

The sum of the individual and segment amounts may not equal the reported totals for the first quarter for Blyth overall due to rounding.

Blyth, Inc., headquartered in Greenwich, CT, USA, is a direct-to-consumer business focused on the direct selling and direct marketing channels. It designs and markets candles and accessories for the home and also designs and markets health, wellness and beauty products, household convenience items and personalized gifts through the Catalog/Internet channel. Its products are sold direct to the consumer under the PartyLite® brand and to consumers in the catalog/Internet channel under the Miles Kimball®, Walter Drake®, Easy Comforts®, As We Change®, Native Remedies® and Exposures® brands.

Blyth, Inc. may be found on the Internet at www.blyth.com.

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not assurances of future performance and can be identified by the fact that they do not relate to statements of historical or current facts. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events or performance and underlying assumptions. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes,” "will" and words of similar substance in connection with discussions of future operating or financial performance. Examples of forward-looking statements in this press release include, among others, the impact of PartyLite’s restructuring and gross margin improvement programs; the operational improvements, annual savings and impact on profitability from the consolidation of PartyLite’s manufacturing operations into one Global Center of Manufacturing Excellence, in Batavia, IL; the estimated costs of relocating the corporate headquarters from Greenwich, CT to Plymouth, MA; growth from the early 2015 acquisition of Native Remedies; the impact on PartyLite’s operations from the recent fire in its Batavia, IL manufacturing facility; and the impact of PartyLite’s new incentives and new product initiatives on sales later this year.

The Company’s forward-looking statements are based on management’s current beliefs, expectations and assumptions regarding the future of the Company’s business, strategies, plans and performance, the economy and other future conditions and future events, circumstances and results. Because forward-looking statements relate to the future, they are inherently susceptible to uncertainty, risks and changes in circumstances that are difficult to predict, especially when made early in the year, and many of which are outside our control. Our actual results and financial condition could differ materially from those expressed or implied in our forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements include, (1) our ability to improve our financial and operational performance; (2) our ability to respond appropriately to changing consumer preferences and demand for our current and new products or product enhancements; (3) our dependence on sales by independent consultants and our ability to recruit, retain and motivate them; (4) the loss by PartyLite of a significant number of its consultants; (5) the attractiveness of PartyLite's compensation plans to current and prospective independent consultants; (6) our ability to influence or control our consultants; (7) our ability to manufacture candles at required quantity and quality levels, including any impact from the recent fire at PartyLite’s manufacturing facility in Batavia, IL; (8) federal, state and foreign regulations applicable to our products (including advertising and labeling), promotional programs and compensation plans; (9) susceptibility to excess and obsolete inventory due to changing consumer preferences; (10) adverse publicity directed at our products or business models, or those of similar companies; (11) product liability claims; (12) competition; (13) an economic downturn; (14) our ability to grow our business in existing and new markets, including risks associated with international operations; (15) legal actions by or against current or former independent consultants; (16) our reliance on third-party manufacturers for the supply of some of our products; (17) disruptions to transportation channels; (18) shortages or increases in the cost of raw materials; (19) our dependence on key employees; (20) certain taxes or assessments relating to the activities of our independent consultants for which we may be held responsible; (21) our ability to identify, consummate and integrate suitable acquisition candidates on favorable terms and conditions; (22) the covenants in our term loan and asset-based revolving credit facility limit our operating and financial flexibility, including, among other things, our ability to pay dividends and repurchase our common stock; (23) increased borrowing costs and reduced access to capital; (24) our ability to protect our intellectual property; (25) interruptions in our information-technology systems; (26) our storage of user and employee data; (27) information security or data breaches; (28) credit card and debit card fraud; (29) changes in our effective tax rate; (30) fluctuations in our periodic results of operations; (31) increased paper, mailing and shipping costs; (32) increased risk and write-offs associated with Silver Star Brands' credit program; (33) speculative trading and volatility in our stock price; (34) the failure of securities or industry analysts to publish research reports about our business, or the publication of negative reports about our business; and (35) our compliance with the Sarbanes-Oxley Act of 2002, as well as other factors described in this press release and in the Company’s Quarterly Report on Form 10-Q filed on May 5, 2015 and other filings with the Securities and Exchange Commission.

For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made, even if subsequently made available by us on our website or otherwise. We do not assume any obligation to update the forward-looking statements to reflect events that occur or circumstances or new information that exists after the day on which they are made, except as provided by law.

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BLYTH, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended
	March 31, 2015	March 31, 2014

Net sales	$103,726	$118,239
Cost of goods sold	45,190	43,857
Gross profit	58,536	74,382
Selling	50,012	54,654
Administrative and other expense	17,661	19,860
Total operating expense	67,673	74,514
Operating loss	(9,137)	(132)

Other expense (income):
Interest expense	2,200	977
Interest income	(188)	(52)
Foreign exchange and other, net	1,399	221
Total other expense	3,411	1,146

Loss from continuing operations before income taxes and noncontrolling interest	(12,548)	(1,278)
Income tax benefit	(170)	(642)
Loss from continuing operations	(12,378)	(636)
Loss from discontinued operations, net of income tax expense	—	(2,038)
Net loss	(12,378)	(2,674)
Less: Net earnings attributable to noncontrolling interests	90	88
Net loss attributable to Blyth, Inc.	$(12,468)	$(2,762)

Basic:
Net loss from continuing operations	$(0.77)	$(0.04)
Net loss from discontinued operations	—	(0.13)
Net loss attributable to Blyth, Inc.	$(0.77)	$(0.17)
Weighted average number of shares outstanding	16,142	16,080

Diluted:
Net loss from continuing operations	$(0.77)	$(0.04)
Net loss from discontinued operations	—	(0.13)
Net loss attributable to Blyth, Inc.	$(0.77)	$(0.17)
Weighted average number of shares outstanding	16,142	16,080

BLYTH, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31, 2015	March 31, 2014
Assets
Cash and Cash Equivalents	$64,658	$84,293
Short Term Investments	—	7,989
Accounts Receivable, Net	12,545	14,011
Inventories	44,948	53,433
Property, Plant & Equipment, Net	64,087	75,603
Other Assets	55,318	49,895
Discontinued Operations	—	70,027
Total Assets	$241,556	$355,251

Liabilities and Stockholders' Equity
Senior Notes and Other Debt	40,253	56,029
Other Liabilities	89,765	81,477
Discontinued Operations	—	174,559
Equity	111,538	43,186
Total Liabilities and Equity	$241,556	$355,251

BLYTH, INC. AND SUBSIDIARIES
Supplemental Non-GAAP Loss Per Share Measures
(In thousands, except per share data)
(Unaudited)

	Three months ended
	March 31, 2015		March 31, 2014
	Dollars	Diluted EPS	Dollars	Diluted EPS

Non-GAAP normalized loss	$(9,743)	$(0.60)	$(724)	$(0.04)

Non-GAAP Adjustments:
Closure of United Kingdom Manufacturing Facility	(1,626)	(0.10)	—	—

Native Remedies integration costs	(420)	(0.03)	—	—

Refinancing fees associated with debt modification	(679)	(0.04)	—	—

Loss from discontinued operations, net of income taxes	—	—	(2,038)	(0.13)

GAAP Net loss	$(12,468)	$(0.77)	$(2,762)	$(0.17)

This table is included as an additional reference to assist investors in analyzing the Company's performance and should be considered in addition to, not as a substitute for, measures of financial performance prepared in accordance with GAAP.

The sum of the individual amounts may not necessarily be equal to the totals due to rounding.